Exhibit 99.1

N E W S   R E L E A S E

TALISMAN ENERGY REPORTS RECORD NET INCOME OF $1.4 BILLION
CASH FLOW INCREASES 48% TO $1.7 BILLION
PRODUCTION FROM CONTINUING OPERATIONS UP 10%

CALGARY, Alberta, November 4, 2008 – Talisman Energy Inc. reported its operating and financial results for the third quarter of 2008.

•	Cash flow[1] during the quarter was $1.7 billion, an increase of 48% from a year ago and relatively unchanged from the second quarter. Cash flow from continuing operations[1] was also $1.7 billion.
•	Net income was a record $1.4 billion, an increase of 305% from a year earlier, driven by increased netbacks, mark-to-market gains on derivative contracts and stock-based compensation recovery.
•	Earnings from continuing operations[1] were $731 million, up 189% compared to the third quarter in 2007, driven by increased volumes and higher netbacks.
•
Production averaged 443,000 boe/d, 1% above the third quarter of 2007, despite the sale of approximately 40,000 boe/d of non-core assets over the past year. Production was also 3% above the previous quarter.

•	Production from continuing operations averaged 435,000 boe/d, 10% above the same quarter last year and 4% higher than the second quarter of 2008.
•	Netbacks for the quarter were $56.19/boe, up 60% from a year ago, but below $61.33/boe in the second quarter.
•	Net debt[1] at quarter end was $3.7 billion, down from $4.3 billion at December 31, 2007.
•	Talisman’s unconventional gas strategy is on track, with 210 gross (129 net) wells drilled year-to-date in unconventional plays, including success in Quebec and Pennsylvania.
•	The Company continued to focus operations with the agreed sale of non-core interests in the Netherlands.
•	Talisman declared a C$0.10 per share dividend, payable on December 31, 2008.

“Talisman delivered another solid quarter,” said John A. Manzoni, President & Chief Executive Officer. “Cash flow, at $1.7 billion, was close to the record set in the previous quarter and up 48% compared to a year ago. Production from continuing operations was up 10% year on year. We set a new record for net income in the quarter at $1.4 billion, although roughly one-third of this came from non-cash gains on our derivatives position. Excluding one-time items, earnings from continuing operations were almost three times the levels reported in the third quarter of last year. Unit operating costs fell slightly during the quarter, as anticipated.

“Strategic implementation continued on track during the quarter. We are making significant progress in the delineation and development of our unconventional resource base in North America and have spent over $1 billion to date, reflecting the impact of accelerated drilling and land purchases.

1 The terms “cash flow”, “cash flow from continuing operations”, “earnings from continuing operations” and “net debt” are non-GAAP measures. Please see the advisories and reconciliations elsewhere in this press release.

“The Company continues to build a substantial position in several parts of the Montney shale play, among which is one of the best land positions in the Groundbirch area in BC. With approximately 40,000 net acres in this area, we are accelerating our development plans.

“We are pleased with the progress of our unconventional drilling programs. Overall, Talisman has drilled more than 200 gross wells in unconventional play areas so far this year. We’ve also had encouraging early results from our first shale tests in Quebec and Pennsylvania.

“The UK North Sea continued to generate substantial amounts of free cash flow during the quarter, with netbacks averaging over $80/boe.

“In Malaysia/Vietnam, growth projects are being progressed, with Northern Fields first gas delivered on time during the quarter, and although start up of Song Doc has been slightly delayed, we expect first oil in the next few weeks. Northern Fields first oil remains on track for the first quarter of 2009. Early development plans for the Hai Su Trang and Hai Su Den fields are also moving toward approval. First production from Rev and Yme in Norway remains on track for the announced dates.

“We have important exploration wells currently drilling in Kurdistan and Colombia, where we have recently added new acreage. In the fourth quarter, we will spud wells in the UK (Godwin), Norway (TR3) and Qatar (TQ-3).

“Our sales program was progressed during the quarter with the agreed sale of assets in the Netherlands. The Trinidad sale is also on track.

“Production for the quarter was strong and benefited from the new projects coming on stream and the completion of planned shutdowns in the UK in particular. However, the Song Doc delay along with the extension of a planned maintenance shutdown at PM-3 CAA means that we now expect annual production to be closer to 430,000 boe/d than our previous target of 435,000 boe/d, since the achievement of this was always dependent on new project delivery in the last quarter of the year.

“The current economic environment remains volatile, and it is important that Talisman continues to implement its strategy through a period of relatively weak commodity prices. Talisman has a strong balance sheet and significant levels of liquidity.

“While we are in the early stages of finalizing our investment plans for 2009, capital programs for next year will be adjusted to ensure that we maintain our current balance sheet strength and liquidity levels through a period of weaker commodity prices. We are currently high-grading our spending plans to invest in those projects that are consistent with the strategy and have the highest returns. This is likely to result in a slowdown in expenditures in North American conventional drilling and prioritizing among our unconventional plays.

 “We intend to maintain flexibility and liquidity over the next 12-24 months. Our investment plans will be finalized over the remaining months of this year and we will provide details around capital spending levels and the impact on deliverables in January.

“In summary, the third quarter was a solid quarter of delivery and we are making good progress on the strategy. Talisman is in strong financial shape and we will act to ensure our investment patterns for the remainder of this year and into 2009 allow us to preserve that strength while maintaining momentum in implementing our strategy. ”

Talisman Generates a Record $1.4 Billion in Net Income

	Three months ended		Nine months ended
September 30	2008	2007	2008	2007
Cash flow ($ million)	1,675	1,133	4,598	3,314
Cash flow per share[2]	1.65	1.11	4.52	3.20
Cash flow from continuing operations ($ million)	1,650	1,012	4,441	3,004

Net income ($ million)	1,425	352	2,317	1,422
Net income per share	1.40	0.35	2.28	1.37

Earnings from continuing operations ($ million)	731	253	2,007	829
Earnings from continuing operations per share [2]	0.72	0.25	1.97	0.80
Average shares outstanding (million)	1,018	1,019	1,018	1,037

Cash flow for the quarter was $1.7 billion, an increase of 48% from a year earlier with increases in both oil and natural gas prices. Cash flow from continuing operations was also $1.7 billion, up 63% from 2007, driven by higher production and prices.

Net income was a record $1.4 billion, an increase of 305% from $352 million a year ago. This includes an unrealized after-tax gain of $467 million on derivative contracts as both oil and natural gas prices fell relative to the second quarter, more than reversing the previous quarter’s after-tax loss of $344 million. Talisman also recorded a $214 million after-tax recovery on stock based compensation expense.

Earnings from continuing operations totalled $731 million, compared to $253 million a year earlier and $822 million in the second quarter. This metric adjusts net income for significant one time events and non-operational items.

Depreciation, depletion and amortization (DD&A) expense from continuing operations was $620 million, up 13% from the same period last year, principally related to increased production and increased capital expenditures. Unit DD&A costs averaged $16.34/boe.

Current income taxes more than doubled from a year ago to $455 million during the quarter, reflecting higher commodity prices. The Company’s effective tax rate, which includes future income taxes, averaged 36% during the quarter, compared to 52% in the same period of 2007. This was largely due to gains on derivatives and stock based compensation recovery in Canada, which has a lower tax rate than some of Talisman’s other jurisdictions.

The average number of shares outstanding is down 2% year over year, reflecting share repurchases in 2007. On October 21, Talisman announced it had renewed its Normal Course Issuer Bid, allowing the Company to repurchase up to 5% of its issued and outstanding common shares.

On October 20, the Company declared a $0.10 per share dividend, payable on December 31, 2008.

At September 30, Talisman’s long-term debt was $3.7 billion (net of cash), down from $4.3 billion at December 31, 2007.

2 The terms “cash flow per share” and “earnings from continuing operations per share” are non-GAAP measures. Please see the advisories and reconciliations elsewhere in this press release.

The Company spent $1.4 billion on exploration and development during the quarter, up from $1.1 billion in the second quarter. The increase is due to higher spending on unconventional gas in North America and project developments in Norway and Southeast Asia.

Production from Continuing Operations Up 10%

	Three months ended		Nine months ended
September 30	2008	2007	2008	2007
Oil and liquids (bbls/d)	231,426	230,616	222,486	242,541
Natural gas (mmcf/d)	1,268	1,260	1,252	1,266
Total (mboe/d)	443	441	431	454
Continuing operations (mboe/d)	435	396	417	404

Production for the quarter averaged 443,000 boe/d, 1% above the same quarter of 2007, constrained by the sale of non-core assets, which produced approximately 40,000 boe/d in 2007; however, volumes were 3% above the previous quarter.

Production from continuing operations (excluding production from assets sold or held for sale) averaged 435,000 boe/d during the quarter, up 10% from a year ago and 4% above the previous quarter. Of note, natural gas volumes were up 20% in Southeast Asia and 6% in North America. Oil and liquids volumes in the North Sea were up 18%.

Netbacks Average $56/boe

	Three months ended		Nine months ended
September 30	2008	2007	2008	2007
($/boe)
Sales	88.00	57.76	85.31	57.90
Hedging gain (loss)	(0.11)	0.85	(0.24)	0.82
Royalties	16.26	9.61	15.49	9.78
Transportation	1.56	1.49	1.41	1.40
Operating expenses	13.88	12.44	13.66	12.06
Netback	56.19	35.07	54.51	35.48

Oil and liquids netback ($/bbl)	71.88	44.88	70.63	42.42
Natural gas netback ($/mcf)	6.51	4.05	6.22	4.58

Netbacks averaged $56.19/boe, up 60% from the third quarter of 2007. The main reason was a 57% increase in the benchmark WTI oil price, which averaged US$118/bbl in the quarter. AECO natural gas prices were approximately 50% higher than a year ago, averaging $7.34/gj.

Talisman’s royalty rate averaged 18% during the quarter, unchanged from a year earlier. Unit operating costs increased 12% compared to the previous year, averaging $13.88/boe, but were down from $14.01/boe in the second quarter. Operating cost increases reflect inflationary pressures in fuel costs, labour and maintenance, as well as higher third party processing volumes in North America.

North America

Production from continuing operations was up 6% from the same period in 2007 and relatively unchanged from the previous quarter, primarily due to development success in Monkman and Bigstone/Wild River. Talisman’s Midstream Operations transported and processed 639 mmcf/d in the quarter, 3% above the third quarter of 2007.

On July 11, Talisman completed the sale of Leases 6, 10 and 50 in the Athabasca oil sands region.

Capital spending to the end of September was $1.6 billion. Unconventional capital spending was $1.1 billion, including accelerated drilling and land acquisitions in the Montney Shale, Greater Hinton, Bakken Expansion and Pennsylvania Marcellus plays.

Unconventional

The Company continues to add land and increase drilling in its unconventional natural gas areas. The Company has completed approximately 114 gross unconventional wells year-to-date (69 net) in its new unconventional play areas. The Company has also drilled 96 gross (60 net) unconventional wells in heritage areas such as Bigstone/Wild River.  Production in Bigstone/Wild River averaged 158 mmcf/d during the quarter, an increase of 13% over the same period in 2007.

Montney

The unconventional Montney play is becoming a core area for Talisman in BC and Alberta. The Company has built a substantial land position, is making significant progress on its pilot programs and preparing to move more areas into the development phase.

Current production from Talisman’s Montney Core area in Alberta is 31 mmcfe/d (net sales, 19% liquids). Talisman has drilled 29 gross wells (21.4 net) year-to-date with plans to drill 54 gross wells (40.6 net) in 2008. There are currently seven operated rigs drilling and five are drilling from pads.

Of the 16 gross (14.2 net) pilot wells planned for 2008, 13 gross pilot wells have been drilled and four have been completed. Production results are encouraging with initial production rates ranging from 1.6 mmcf/d to 3.6 mmcf/d.

Several Montney shale play areas will likely be ready to proceed to development in 2009. Two rigs are currently drilling pilots in the play and this is expected to grow to six rigs by January, with potential to add over six additional rigs by mid-2009.

Talisman has built one of the largest landholdings in the Groundbirch area. The Company currently holds interests in over 65 net sections, having acquired approximately 32 sections (100%) at land sales this year. Each section has the potential for up to eight development wells per prospective Montney zone. Piloting will confirm the number of zones.

Marcellus

The Company is shifting its focus towards Pennsylvania from New York State where our five well pilot drilling program has been deferred, pending environmental and regulatory reviews by the State.

The Company was successful in acquiring 14.6 net sections of state-controlled land in Pennsylvania, bringing our total acreage to 186.8 net sections. Pilot drilling is ongoing with one operated rig drilling. One vertical well and one horizontal well have been drilled with another horizontal well currently drilling in an area where the Company owns 30 net sections prospective for development. Talisman’s first operated horizontal well will be completed in early November.

Quebec

Talisman recently announced a successful well test from the Utica shale with its re-entry of a vertical Gentilly well with a test rate of 800 mcf/d from one zone. The Lorraine shale is also being tested in this well. Frac design parameters are being optimized to improve the overall frac process and results.

Talisman has an extensive land position in Quebec, with the option to earn over 1,200 net sections through drilling. The Company is currently drilling the first of a four-well pilot program to earn the land while evaluating both shale plays. The first earning well, La Visitation, is expected to be completed in November. All licensing and surface access has been arranged for the remaining earning wells, with the intention to have all wells completed by the end of the first quarter of 2009.

Outer Foothills

In the Outer Foothills, production averaged 17 mmcf/d in the quarter. Recent results in Ojay and Hinton have been encouraging with one well at Hinton capable of 11 mmcf/d and two wells at Ojay, each capable of 5 mmcf/d.

We currently have five operated and two non-operated rigs working in the Outer Foothills region. Talisman has 25 mmcf/d behind pipe, which is expected to come onstream with the completion of new pipeline capacity in the first quarter of 2009.

Bakken

In Saskatchewan, Talisman continues to drill a successful development program (the “Bakken Core”) in this unconventional Bakken oil play with three drilling rigs. Current production is over 1,900 boe/d, from 24 gross (20 net) wells, with a forecast exit rate of 2,400 boe/d. Bakken oil production could continue to grow at this rate through 2009.

Talisman plans to drill an additional 18 gross wells (15.5 net) before the end of the year in this area as the focus shifts to development of the core. Outside of the core, Talisman has drilled eight 100% working interest wells and is currently evaluating these results.

Conventional

In Monkman, a new production record was set, reaching 153 mmcf/d in August, with production in the quarter averaging 140 mmcf/d, or 18% above the third quarter of 2007. In the Alberta Foothills, production averaged 189 mmcf/d in the quarter, a decrease of only 3% over the same period in 2007.

UK

The UK North Sea continued to generate substantial amounts of free cash flow during the quarter, with netbacks averaging over $80/boe.

Production from continuing operations in the UK averaged 106,723 boe/d during the quarter, up 20% from the same period in 2007 and 15% above the second quarter 2008. Production during the third quarter improved versus the same period in 2007 with increased throughput at Tweedsmuir, a full quarter of production from the Blane field (which came onstream September 2007) and improved uptime at Tartan. This was partially offset by planned maintenance shutdowns on the Bleo Holm (Blake and Ross fields) and the Clyde platform, as well as compressor availability at Claymore and Clyde.

Tweedsmuir production averaged 28,641 boe/d (net) during the quarter, an increase of 28% over the second quarter following the completion of the high pressure facility modifications.

Two development wells were drilled during the quarter at Claymore and one at Ross. The Claymore wells were part of Talisman’s 2008 three-well through tubing rotary drilling program. Development of the Galley field tie-back is progressing, with first production expected in the fourth quarter of 2008.

During the quarter Talisman announced the sale of its non-operated interests in the Dutch sector of the North Sea.

The MacDonald exploration well was plugged and abandoned subsequent to quarter-end. Within the next six months, exploration wells will be drilled at the Godwin and Shaw prospects in the vicinity of the recent Cayley discovery.

Scandinavia

Production from continuing operations in Scandinavia averaged 34,405 boe/d during the quarter, up 21% over the same period in 2007 and 4% above the second quarter 2008. The production increase was due to new production from wells at Brage, Gyda, Varg and the Blane field, which commenced production in September 2007. The increase was partially offset by natural declines at Veslefrikk.

During the quarter, Talisman drilled two development wells at Gyda and two at Varg. The Marsvin exploration well has been plugged and abandoned.

At the Rev development, the temporary floating accommodation unit has returned to the Armada platform and the work to complete the Rev topsides at Armada has restarted. First production is expected in early 2009.

The Yme development is proceeding towards first production in the second half of 2009. During the quarter the offshore submerged storage tank was installed at Yme and the subsea pipeline installation work was started. Development drilling is expected to start in the fourth quarter.

Southeast Asia

In Southeast Asia, production averaged 93,482 boe/d, comparable to the same period last year and 3% above the previous quarter. Indonesian production averaged 56,845 boe/d, 13% higher than the same period last year and relatively unchanged from the previous quarter. Production in Malaysia/Vietnam averaged 33,498  boe/d, 10% lower than the same period last year, due to natural declines and a planned shutdown, but 11% higher than the previous quarter, due to first gas production (net gas sales of  26 mmcf/d) from the Northern Fields Development, which came onstream at the end of July.

Northern Fields drilling operations and progress on the main Bunga Orkid-A processing and accommodation platform are on schedule for first oil from the Northern Fields Development at the end of first quarter 2009. Three of five initial gas wells were completed in mid-October and each are currently producing approximately 70 mmcf/d gross raw gas (20 mmcf/d net sales gas), in line with pre-drill expectations. The remaining two wells will be tested and completed in mid-December. Development drilling continues, with about one-quarter of the planned 50 well program completed to date.

In Indonesia, Talisman’s natural gas sales averaged 270 mmcf/d, up 16% from a year ago and relatively unchanged from the previous period. These volumes are expected to increase as additional markets are opened up in West Java. In the Sageri PSC, pre-survey scouting was completed for the 5,000 kilometres of 2D seismic, which is scheduled to commence in the fourth quarter.

In Vietnam Block 15-02/1, the Reserves Assessment Report for the Hai Su Den discovery was approved in August. An Outline Development Plan for Hai Su Trang and an Early Production System for Hai Su Den are now being prepared and will be submitted in November for approval by the Government of Vietnam. The Hai Su Den-2X appraisal well in Block 15-02/1 is currently at TD and preparing to test and a 3D seismic program was completed on the central portion of the Block during the quarter.

Phase 2 drilling operations of the Song Doc development in Vietnam commenced in the third quarter with the completion and tie-back of the five pre-drilled wells. The Song Doc FPSO arrived in Southeast Vietnam at the end of the third quarter and first oil is now expected in late November.

Production in Australia was 3,139 bbls/d, almost half that of the same period last year and 8% lower than the previous period, due to the continuing riser and flowline repairs. The Corallina riser was successfully replaced in the third quarter; however, the production flowline also needed replacing and will be procured and installed in the second quarter 2009. Consequently, Corallina will continue to be produced at restricted rates via the gas lift flow line.

Talisman received approval of an extension of Petroleum Retention Licence PRL-01 in the Gulf of Papua, Papua New Guinea, which contains the Pandora gas discovery. 3D seismic acquisition of the area is expected to commence in early November.

Other Areas

In Talisman’s other areas, total production during the quarter averaged 20,848 boe/d. Production from continuing operations, which comprises Algeria and Tunisia, averaged 15,843 boe/d, an increase of 43% over the same period in 2007 and slightly higher than the previous quarter of 2008.

In Algeria, production increased due mainly to the successful commissioning and continued operation of the MLN Expansion gas compressor and an extended facility shutdown at MLN in 2007. Production in Tunisia decreased in the period due to natural declines.

In Trinidad and Tobago, production averaged 5,005 bbls/d, down 29% from the same period a year earlier due mainly to natural decline. The Angostura gas project was sanctioned in the quarter. Talisman has initiated the sale of its Trinidad and Tobago assets.

In Colombia, Talisman was a successful joint bidder in two large Technical Evaluation Agreement areas in the Llanos Basin and evaluation work is underway for Colombia’s next two bid rounds. This increases the Company’s exploration blocks to nine in the Llanos Basin, where drilling is expected to start late in the first quarter of 2009. The Huron-1 well on the Niscota Block spud in mid-June and was drilling ahead at the end of the quarter.

In Peru, preparations continue towards drilling an appraisal well at the Situche Centrale discovery, expected to spud early in 2009.

In the Kurdistan region of Northern Iraq, Talisman is acquiring 200 km of 2D seismic data across Block K39. Seismic data will be combined with reservoir and engineering data to define prospects for drilling in 2010-2011. On Block K44, the Sarqala-1 well continued drilling during the third quarter.

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada.  Talisman has operations in Canada and its subsidiaries operate in the UK, Norway, Southeast Asia, North Africa and the United States. Talisman’s subsidiaries are also active in a number of other international areas.  Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

Media and General Inquiries:	Shareholder and Investor Inquiries:

David Mann, Vice President, Corporate	Christopher J. LeGallais
& Investor Communications	Vice President, Investor Relations
Phone: 403-237-1196 Fax: 403-237-1210	Phone: 403-237-1957 Fax: 403-237-1210
E-mail: tlm@talisman-energy.com	Email: tlm@talisman-energy.com

25-08

Talisman Strategic Scorecard – Continuing Success

On May 20, the Company announced a new strategy with a four-part action plan, details of which can be found on Talisman’s website (www.talisman-energy.com).  Progress to the end of September 2008 includes:

1.	Focusing the Portfolio

•	Talisman has sold, or initiated the sale of, assets in Canada (Lac La Biche, remaining oil sands leases), the UK (Beatrice), the Netherlands, Denmark and Trinidad and Tobago.

2.	Grow Existing Areas

•	Natural gas production has started at the Northern Fields in Southeast Asia. Oil production is on schedule for the first half of 2009.
•	Development of the Rev Field in Norway is nearing completion. First oil from the Yme redevelopment is expected in the second half of 2009.
•	Excluding asset sales, third quarter production is up 10% compared to a year ago: Southeast Asia natural gas up 20%, North Sea oil up 18%, North America natural gas up 6%.
•	The Company signed a memorandum of understanding with Pertamina to examine opportunities for enhanced oil recovery in Indonesia.
•	The Company is preparing a development plan for its two discoveries in Vietnam.

3.	New Growth Opportunities

•	Talisman has spent $1.1 billion on unconventional programs in North America.
•	The Company has drilled 114 unconventional wells in new play areas and 96 in heritage unconventional areas.
•	Talisman successfully tested its first shale wells in Quebec and Pennsylvania.
•	Talisman has become one of the top landholders in the Groundbirch shale play (BC).

4.	Optimize Global Exploration

•	The first exploration well in Block K44 in the Kurdistan region of Northern Iraq is drilling.
•	The Company is drilling a well in Colombia and was recently awarded two blocks in the heavy oil bid round.
•	The Company is preparing to drill an appraisal well at the Situche discovery in Peru, which is expected to spud early in 2009.
•	In Indonesia, Talisman was awarded two Joint Study Agreements in the offshore Sageri area.
•	The Company participated in a commercial oil discovery in Australia (Kitan).

Non-GAAP Reconciliations
Earnings From Continuing Operations
30-Sep-08
$ million, except per share amounts

	Three months ended		Nine months ended
September 30,	2008	2007	2008	2007
Net Income	1,425	352	2,317	1,422
Operating income from discontinued operations	8	28	98	127
Gain on disposition of discontinued operations	(3)	93	81	572
Net income from discontinued operations	5	121	179	699
Net income from continuing operations	1,420	231	2,138	723
Unrealized loss (gain) on commodity derivatives[1] (tax adjusted)	(467)	12	(72)	13
Realized loss (gain) on Canadian Oil Sands Trust units (tax adjusted)	-	4	-	(19)
Stock-based compensation[2] (tax adjusted)	(214)	(32)	(30)	27
Future tax charge (recovery) of unrealized foreign exchange gains (losses) on
foreign denominated debt[3]	(8)	38	(29)	111
Tax rate reductions and other[3]	-	-	-	(26)
Earnings from continuing operations[4]	731	253	2,007	829

Per share	0.72	0.25	1.97	0.80
1. Unrealized (losses)/gains on commodity derivatives relate to the change in the period of the mark-to-market value of the Company's outstanding commodity derivates.
2.     Stock-based compensation expense relates to the mark-to-market value of the Company's outstanding stock options and cash units at September 30. The Company's stock-based compensation expense is based on the difference between the Company's share price and its stock options or cash units exercise price.

3.     Tax adjustments reflect a Canadian tax rate decrease in the second quarter of 2007, as well as future taxes relating to unrealized foreign exchange gains and losses associated with the impact of fluctuations in the Canadian dollar on foreign denominated debt.

4. This is a non-GAAP measure. Please refer to the section in this press release entitled Non-GAAP Measures for further explanation and details.

Cash Flow
30-Sep-08
$ million, except per share amounts

	Three months ended		Nine months ended
September 30,	2008	2007	2008	2007
Cash provided by operating activities	1,735	1,118	4,585	3,206
Changes in non-cash working capital	(60)	15	13	108
Cash flow	1,675	1,133	4,598	3,314
Cash provided by discontinued operations	(25)	(121)	(157)	(310)
Cash flow from continuing operations	1,650	1,012	4,441	3,004
Cash flow per share	1.65	1.11	4.52	3.20
Cash flow from continuing operations per share	1.62	0.99	4.36	2.90

Sensitivities

Talisman's financial performance is affected by factors such as changes in production volumes, commodity prices and exchange rates.  The estimated annualized impact of these factors on the Company's financial performancer for 2008 (excluding the effect of derivative contracts) is  summarized in the following table, based on an approximate WTI oil price of US$80/bbl, a NYMEX natural gas price of US$8/mmbtu and exchange rates of US$0.90=C$1 and UK£1=C$2.

($millions)	Net Income	Cash provided by Operating Activities
Volume changes
Oil - 1,000 bbls/d	10	15
Natural gas - 10 mmcf/d	10	20
Price changes[1]
Oil - US$1.00/bbl	40	45
Natural gas (North America)[2] - C$0.10/mcf	20	25
Exchange rate changes
US$/C$ decreased by US$0.10	35	45
C$/UK£ increased by C$0.02	(10)	-
1. The impact of price changes excludes the effect of commodity derivatives. See specific commodity derivatives terms in the Risk Management section of the Company's Management Discussion and Analysis and note 10 to the unaudited Interim Consolidated Financial Statements.

2. Price sensitivity on natural gas relates to North American natural gas only. The Company's exposure to changes in the natural gas prices in the UK, Scandinavia and Malaysia/Vietnam is not material. Most of the natural gas price in Indonesia is based on the price of crude oil and accordingly has been included in the price sensitivity for oil except for a small portion, which is sold at a fixed price.

 Forward-Looking Information

This press release contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation.  This forward-looking information includes, among others, statements regarding:

•	business plans for drilling, exploration, development, redevelopment and estimated timing;

•	estimates of production, production growth, and operations performance;

•	business strategy and plans;

•	estimated timing of new projects, including the timing of new production;

•	expected changes in capital programs;

•	planned dispositions;

•	anticipated submissions to governments;

•	estimated timing of surveys and seismic acquisitions;

•	anticipated schedule for new pipeline capacity; and

•	other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Often, but not always, forward-looking information uses words or phrases such as: “expects”, “does not expect” or “is expected”, “anticipates” or “does not anticipate”, “plans” or “planned”, “estimates” or “estimated”, “projects” or “projected”, “forecasts” or “forecasted”, “believes”, “intends”, “likely”, “possible”, “probable”, “scheduled”, “positioned”, “goal”, “objective” or states that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

The following assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release: information regarding oil and gas reserves, business plans for drilling, exploration, development and appraisal assumes that the extraction of crude oil, natural gas and natural gas liquids remains economic.

Undue reliance should not be placed on forward-looking information.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this press release.  The material risk factors include, but are not limited to:

•	the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;

•	risks and uncertainties involving geology of oil and gas deposits;

•	the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;

•	the uncertainty of estimates and projections relating to production, costs and expenses;

•	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

•	changes in general economic and business conditions;

•	uncertainties as to the availability and cost of financing and changes in capital markets;

•	the Company’s ability to implement its business strategy;

•	the ongoing financial health of our partners, suppliers, customers and financial counterparties;

•	the outcome and effects of any future acquisitions and dispositions;

•	risk that pipeline capacity may be delayed and that adequate pipeline capacity to transport the gas to market may not be available;

•	health, safety and environmental risks;

•	risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);

•	competitive actions of other companies;

•	the effect of acts of, or actions against, international terrorism;

•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; and

•	results of the Company’s risk mitigation strategies, including insurance and any hedging programs.

The foregoing list of risk factors is not exhaustive.  Additional information on these and other factors which could affect the Company’s operations or financial results are included in the Company’s most recent Annual Information Form and Annual Financial Report.  In addition, information is available in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking information is based on the estimates and opinions of the Company’s management at the time the statements are made.  The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change, except as required by law.

Canadian Dollars and GAAP

Dollar amounts are presented in Canadian dollars, except where otherwise indicated.  Unless otherwise indicated, the financial statements and other Canadian financial information are set out in accordance with Canadian generally accepted accounting principles, which may differ from generally accepted accounting principles in the U.S.  Talisman’s Consolidated Financial Statements as at and for the year ended December 31, 2007, which were filed with Canadian and US securities authorities on March 7, 2008 contain information concerning the differences between Canadian and US generally accepted accounting principles.

Non-GAAP Financial Measures

Included in this press release are references to financial measures commonly used in the oil and gas industry such as cash flow, cash flow per share, cash flow from continuing operations, net debt, earnings from continuing operations and earnings from continuing operations per share. These terms are not defined by Generally Accepted Accounting Principles (GAAP) in either Canada or the U.S.  Consequently, these are referred to as non-GAAP measures.  Talisman’s reported results of cash flow, cash flow per share, cash flow from continuing operations, net debt, earnings from continuing operations and earnings from continuing operations per share may not be comparable to similarly titled measures reported by other companies. A reconciliation of cash provided by operating activities to cash flow and of net income to earnings from operations is located elsewhere in this press release.

Cash flow represents net income before exploration costs, DD&A, future taxes and other non-cash expenses.  Cash flow is used by the Company to assess operating results between years and between peer companies using different accounting policies.  Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with Canadian GAAP as an indicator of the Company’s performance or liquidity.  Cash flow per share is cash flow divided by the average number of common shares outstanding during the period.

Earnings from continuing operations is calculated by adjusting the Company’s net income per the financial statements, for certain items of a non-operational nature, on an after-tax basis.  The Company uses this information to evaluate performance of core operational activities on a comparable basis between periods. Earnings from continuing operations per share is earnings from continuing operations divided by the average number of common shares outstanding during the period.

Net debt is calculated by adjusting the Company’s long term debt per the financial statements for bank indebtedness, cash and cash equivalents. The Company uses this information to assess its true debt position and eliminate the impact of timing differences.

Gross Production

Throughout this press release, Talisman makes reference to production volumes.  Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the U.S., net production volumes are reported after the deduction of these amounts.  U.S. readers may refer to the table headed “Continuity of Proved Net Reserves” in Talisman’s most recent Annual Information Form for a statement of Talisman’s net production volumes by reporting segment that are comparable to those made by U.S. companies subject to SEC reporting and disclosure requirements.

Boe and McfGE conversion

The calculation of barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil (bbl) and the calculation of McfGE is calculated at a conversion rate of one bbl of oil for six thousand cubic feet of natural gas.  Boes and McfGEs may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf:1 bbl and a McfGE conversion ratio of 1 bbl: 6 McfGE are based on an energy equivalence conversion method primarily applicable at the burner tip and do not represent a value equivalence at the wellhead.

Talisman Energy Inc.
Highlights
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007
Financial
(millions of C$ unless otherwise stated)
Cash flow (1)	1,675	1,133	4,598	3,314
Net income	1,425	352	2,317	1,422
Exploration and development expenditures	1,426	1,084	3,492	3,324
Per common share (C$)
Cash flow (1)	1.65	1.11	4.52	3.20
Net income	1.40	0.35	2.28	1.37
Production
(daily average)
Oil and liquids (bbls/d)
North America	40,977	41,394	40,462	44,446
UK	103,644	96,249	92,828	101,200
Scandinavia	31,451	29,166	32,400	30,326
Southeast Asia	34,623	45,731	35,894	46,400
Other	20,731	18,076	20,902	20,169
Total oil and liquids	231,426	230,616	222,486	242,541
Natural gas (mmcf/d)
North America	860	867	864	883
UK	37	88	37	90
Scandinavia	18	11	19	13
Southeast Asia	353	294	332	280
Total natural gas	1,268	1,260	1,252	1,266
Total mboe/d (2)	443	441	431	454
Prices (3)
Oil and liquids (C$/bbl)
North America	104.10	62.66	96.82	57.45
UK	115.11	77.89	112.41	72.49
Scandinavia	112.39	80.60	113.47	73.92
Southeast Asia	117.52	78.68	117.78	78.99
Other	115.24	81.03	119.02	76.08
Total oil and liquids	113.17	75.91	111.22	71.45
Natural gas (C$/mcf)
North America	9.18	5.80	9.11	7.04
UK	10.06	6.22	9.47	6.87
Scandinavia	7.72	4.93	6.73	4.63
Southeast Asia	12.37	7.90	11.11	7.29
Total natural gas	10.08	6.30	9.62	7.06
Total (C$/boe) (2)	88.00	57.76	85.31	57.90

(1) Cash flow and cash flow per share are non-GAAP measures.
(2) Barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil.
(3) Prices are before hedging.
Includes the results from continuing and discontinued operations.

Talisman Energy Inc.
Consolidated Balance Sheets
(unaudited)

	September 30	December 31
(millions of C$)	2008	2007
		(restated)
Assets
Current
Cash and cash equivalents	154	536
Accounts receivable	1,506	1,103
Inventories	204	104
Prepaid expenses	23	12
Assets of discontinued operations	334	378
	2,221	2,133

Other assets	203	171
Goodwill	1,392	1,406
Property, plant and equipment	19,249	17,439
Assets of discontinued operations	-	299
	20,844	19,315
Total assets	23,065	21,448

Liabilities
Current
Bank indebtedness	21	15
Accounts payable and accrued liabilities	1,749	1,870
Income and other taxes payable	577	388
Liabilities of discontinued operations	62	147
	2,409	2,420

Deferred credits	50	21
Asset retirement obligations	1,921	1,890
Other long-term obligations	202	140
Long-term debt	3,793	4,862
Future income taxes	4,633	4,127
Liabilities of discontinued operations	-	25
	10,599	11,065

Contingencies

Shareholders' equity
Common shares	2,372	2,437
Contributed surplus	72	64
Retained earnings	7,866	5,651
Accumulated other comprehensive income loss	(253)	(189)
	10,057	7,963
Total liabilities and shareholders' equity	23,065	21,448

Prior period balances have been restated to reflect the financial position of discontinued operations and the reclassification of certain amounts to conform to current year presentation.

Talisman Energy Inc.
Consolidated Statements of Income
(unaudited)

	Three months ended			Nine months ended
(millions of C$)	September 30			September 30
	2008	2007		2008	2007
		(restated	)		(restated )
Revenue
Gross sales	3,402	2,208		9,593	6,483
Hedging gain/(loss)	(4)	34		(28)	101
Gross sales, net of hedging	3,398	2,242		9,565	6,584
Less royalties	613	408		1,714	1,120
Net sales	2,785	1,834		7,851	5,464
Other	37	36		113	109
Total revenue	2,822	1,870		7,964	5,573

Expenses
Operating	511	459		1,489	1,356
Transportation	63	51		164	157
General and administrative	58	53		197	166
Depreciation, depletion and amortization	620	549		1,784	1,646
Dry hole	137	112		276	309
Exploration	102	96		273	224
Interest on long-term debt	44	54		123	151
Stock-based compensation	(297)	(47)		(37)	38
(Gain)/loss on held-for-trading financial instruments	(567)	10		31	(16)
Other	(110)	5		(131)	(20)
Total expenses	561	1,342		4,169	4,011
Income from continuing operations before taxes	2,261	528		3,795	1,562
Taxes
Current income tax	455	213		1,218	463
Future income tax	350	28		279	178
Petroleum revenue tax	36	56		160	198
	841	297		1,657	839
Net income from continuing operations	1,420	231		2,138	723
Net income from discontinued operations	5	121		179	699
Net income	1,425	352		2,317	1,422

Per common share (C$)
Net income from continuing operations	1.40	0.23		2.10	0.70
Diluted net income from continuing operations	1.38	0.22		2.06	0.68
Net income from discontinued operations	-	0.12		0.18	0.67
Diluted net income from discontinued operations	-	0.12		0.17	0.66
Net income	1.40	0.35		2.28	1.37
Diluted net income	1.38	0.34		2.23	1.34
Average number of common shares outstanding (millions)	1,018	1,019		1,018	1,037
Diluted number of common shares outstanding (millions)	1,033	1,040		1,037	1,061

Prior period balances have been restated to reflect the results of discontinued operations

Talisman Energy Inc.
Consolidated Statements of Cash Flows
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
(millions of C$)	2008	2007	2008	2007
		(restated )		(restated )
Operating
Net income from continuing operations	1,420	231	2,138	723
Items not involving cash	128	685	2,030	2,057
Exploration	102	96	273	224
	1,650	1,012	4,441	3,004
Changes in non-cash working capital	60	(15)	(13)	(108)
Cash provided by continuing operations	1,710	997	4,428	2,896
Cash provided by discontinued operations	25	121	157	310
Cash provided by operating activities	1,735	1,118	4,585	3,206
Investing
Capital expenditures
Exploration, development and other	(1,433)	(1,069)	(3,467)	(3,216)
Property acquisitions	(64)	(38)	(439)	(42)
Proceeds of resource property dispositions	38	21	38	37
Investments	-	243	-	243
Changes in non-cash working capital	(221)	45	13	(272)
Discontinued operations, net of capital expenditures	(7)	196	275	834
Cash used in investing activities	(1,687)	(602)	(3,580)	(2,416)
Financing
Long-term debt repaid	(766)	(681)	(3,130)	(1,716)
Long-term debt issued	844	296	1,874	2,072
Common shares purchased	-	(25)	1	(946)
Acquisition of common shares for performance share plan	(68)	-	(68)	-
Common share dividends	-	-	(102)	(91)
Deferred credits and other	(2)	(13)	12	(19)
Changes in non-cash working capital	(1)	(2)	(4)	(2)
Cash provided by/(used in) financing activities	7	(425)	(1,417)	(702)
Effect of translation on foreign currency cash and cash equivalents	5	(2)	24	(5)
Net increase/(decrease) in cash and cash equivalents	60	89	(388)	83
Cash and cash equivalents, net, beginning of period	73	58	521	64
Cash and cash equivalents, net, end of period	133	147	133	147

Cash and cash equivalents	154	174	154	174
Bank Indebtedness	21	27	21	27
	133	147	133	147

Prior period balances have been restated to reflect the cash flows of discontinued operations

Segmented Information

	North America (1)				UK (2)				Scandinavia (3)				Southeast Asia (4)				Other (5)					Total
	Three months		Nine months		Three months		Nine months		Three months		Nine months		Three months		Nine months		Three months		Nine months			Three months		Nine months
	ended		ended		ended		ended		ended		ended		ended		ended		ended		ended			ended		ended
	September 30		September 30		September 30		September 30		September 30		September 30		September 30		September 30		September 30		September 30			September 30		September 30
(millions of C$)	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007		2008	2007	2008	2007
Revenue
Gross sales	1,184	655	3,342	2,169	969	651	2,752	1,901	347	183	993	562	803	590	2,088	1,564	99	129	418	287		3,402	2,208	9,593	6,483
Hedging gain (loss)	-	38	-	91	(4)	(4)	(28)	10	-	-	-	-	-	-	-	-	-	-	-	-		(4)	34	(28)	101
Royalties	211	115	605	392	6	5	11	4	-	-	-	-	366	236	889	606	30	52	209	118		613	408	1,714	1,120
Net sales	973	578	2,737	1,868	959	642	2,713	1,907	347	183	993	562	437	354	1,199	958	69	77	209	169	-	2,785	1,834	7,851	5,464
Other	31	32	93	84	7	4	17	19	1	-	3	5	-	-	-	1	(2)	-	-	-		37	36	113	109
Total revenue	1,004	610	2,830	1,952	966	646	2,730	1,926	348	183	996	567	437	354	1,199	959	67	77	209	169		2,822	1,870	7,964	5,573
Segmented expenses
Operating	155	130	453	374	236	204	681	635	64	65	195	200	54	48	143	126	2	12	17	21		511	459	1,489	1,356
Transportation	20	20	53	51	15	10	34	40	10	6	28	24	16	13	43	36	2	2	6	6		63	51	164	157
DD&A	298	263	845	785	163	152	473	450	90	55	273	191	63	69	174	199	6	10	19	21		620	549	1,784	1,646
Dry hole	103	60	173	157	33	(1)	59	39	1	15	43	64	1	38	1	48	(1)	-	-	1		137	112	276	309
Exploration	49	45	118	111	11	19	23	29	19	15	43	28	11	6	37	15	12	11	52	41		102	96	273	224
Other	(79)	(12)	(84)	(63)	6	8	6	15	-	(5)	3	(5)	1	1	4	-	(1)	1	(4)	15		(73)	(7)	(75)	(38)
Total segmented expenses	546	506	1,558	1,415	464	392	1,276	1,208	184	151	585	502	146	175	402	424	20	36	90	105		1,360	1,260	3,911	3,654
Segmented income before taxes	458	104	1,272	537	502	254	1,454	718	164	32	411	65	291	179	797	535	47	41	119	64		1,462	610	4,053	1,919
Non-segmented expenses
General and administrative																						58	53	197	166
Interest																						44	54	123	151
Stock-based compensation																						(297)	(47)	(37)	38
Currency translation																						(37)	12	(56)	18
(Gain)/Loss on held-for-trading financial instruments																						(567)	10	31	(16)
Total non-segmented expenses																						(799)	82	258	357
Income from continuing
operations before taxes																						2,261	528	3,795	1,562
Capital expenditures
Exploration	555	205	954	598	26	77	104	163	33	31	123	107	42	24	219	120	24	29	76	100		680	366	1,476	1,088
Development	231	184	593	568	153	240	463	847	211	164	521	324	138	90	330	242	3	1	8	22		736	679	1,915	2,003
Midstream	3	12	34	99	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-		3	12	34	99
Exploration and development	789	401	1,581	1,265	179	317	567	1,010	244	195	644	431	180	114	549	362	27	30	84	122		1,419	1,057	3,425	3,190
Property acquisitions																						65	38	454	42
Proceeds on dispositions																						(89)	(21)	(89)	(37)
Other non-segmented																						14	12	42	26
Net capital expenditures (6)																						1,409	1,086	3,832	3,221
Property, plant and equipment			8,611	7,876			5,502	5,683			1,879	1,609			2,538	2,030			719	241				19,249	17,439
Goodwill			243	244			372	386			661	669			112	104			4	3				1,392	1,406
Other			656	1,012			408	301			229	172			422	293			114	65				1,829	1,843
Discontinued operations			-	101			91	109			-	198			-	-			243	269				334	677
Segmented assets			9,510	9,233			6,373	6,479			2,769	2,648			3,072	2,427			1,080	578				22,804	21,365
Non-segmented assets																								261	83
Total assets (7)																								23,065	21,448

(1) North America					(3) Scandinavia								(4) Southeast Asia
Canada	939	566	2,649	1,781	Norway				348	183	996	567	Indonesia				277	167	737	428
US	65	44	181	171	Denmark				-	-	-	-	Malaysia				123	144	349	381
Total revenue	1,004	610	2,830	1,952	Total revenue				348	183	996	567	Vietnam				19	6	30	16
Canada			8,120	7,486	Norway						1,879	1,609	Australia				18	37	83	134
US			491	390	Denmark						-	-	Total revenue				437	354	1,199	959
Property, plant and equipment (7)			8,611	7,876	Property, plant and equipment (7)						1,879	1,609	Indonesia						850	820
													Malaysia						1,106	884
(2) UK													Vietnam						377	162
UK	966	646	2,730	1,926									Australia						205	164
Netherlands	-	-	-	-									Property, plant and equipment (7)						2,538	2,030
Total revenue	966	646	2,730	1,926
UK			5,502	5,683									(5) Other
Netherlands			-	-									Trinidad & Tobago				-	-	-	-
Property, plant and equipment (7)			5,502	5,683									Algeria				21	71	171	155
													Tunisia				46	6	38	14
(6) Excluding corporate acquisitions.													Total revenue				67	77	209	169
(7) Current year represents balances as at September 30, prior year represents balances as at December 31.													Trinidad & Tobago						-	-
													Algeria						199	193
													Tunisia						18	14
													Other						502	34
													Property, plant and equipment (7)						719	241